Sutcliffe Resources Ltd.
625 Howe Street
Suite #420
Vancouver, British Columbia, Canada V6C 2T6

October 28, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 7010

Attn: H. Roger Schwall, Assistant Director

Re:	Sutcliffe Resources Ltd. Registration Statement on Form 20-F Filed October 13, 2005 File No. 0-51570

Dear Mr. Schwall:

            In response to your letter dated October 14, 2005 regarding our October 13, 2005 Registration Statement submission on Form 20-F, the attached amendment #1 is hereby submitted on behalf of the Registrant, Sutcliffe Resources Ltd. The amended document addresses the deficiencies outlined in your referenced letter. Specifically, three years of audited financial statements pursuant to Item 17 have been updated, along with three years of Operating and Financial Review and Prospectus pursuant to Item 5. In addition, the financial statements have been amended to include US GAAP reconciliation and the audit report now makes reference to the PCAOB standards.

            Please proceed with your review of the amended Sutcliffe Resources Ltd Registration Statement. Correspondence concerning this submission should be directed to this office. You may contact this office by telephone at (604) 608-0223, or you may send a Fax to (604) 608-0344.

Sincerely,

/s/ LAURENCE STEPHENSON
Laurence Stephenson
Chief Executive Officer